CRANMORE, FITZGERALD & MEANEY



                                ATTORNEYS AT LAW


                             49 WETHERSFIELD AVENUE



                        HARTFORD, CONNECTICUT 06114-1102
                                              ----------


  Tel: (860) 522-9100, ext 236 Fax: (860) 522-3379 E-mail: tklee@cfmlawfirm.com
                                                           --------------------

                          CRANMORE, FITZGERALD & MEANEY

THOMAS A. KLEE

                                February 13, 2009

VIA EDGAR

Mr. Eric Envall
Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561

         Re:      Salisbury Bancorp, Inc.
                  -----------------------
                  Preliminary Proxy Statement on Schedule 14A
                  -------------------------------------------
                  Filed:  February 6, 2009
                  ------------------------
                  File No.:  000-24751
                  --------------------

Dear Mr. Envall,

         As counsel to Salisbury Bancorp, Inc. (the "Company"), I am writing to you in regard to your letter dated February 10, 2009 on the above subject.

         Concurrently herewith, we have filed definitive proxy material. Below I have repeated your comment followed by our response.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

         1. We note that you have incorporated certain items by reference on page 16. Please confirm that the Company's actions regarding the materials it intends to incorporate by reference will comply with the requirements of Item 13 of Schedule 14A. See Notes D and E of Schedule 14A for additional information.

         Response.  Pursuant to discussions  between our firm and members of the
         --------
Staff, the Company will enclose the required financial statements and Management's Discussion and Analysis as of and for the three and nine months ended September 30, 2008 and as of and for the fiscal year ended December 31, 2007 with the Proxy Statement and Proxy card mailed to shareholders.

CRANMORE, FITZGERALD & MEANEY

Mr. Eric Envall
Securities and Exchange Commission
February 13, 2009
Page 2


Closing Comments
----------------

         In  our  letter  of  February  6,  2009,   we  provided  the  Company's
acknowledgement that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conclusion
----------

         We believe that the Company has responded to all staff comments and that shareholders of the Company will receive full and fair disclosure of all the information necessary to make an informed voting decision

         Thank you for your prompt attention to these matters.

                                          Sincerely,

                                          /s/  Thomas A. Klee

                                          THOMAS A. KLEE

cc:      John F. Foley
         Chief Financial Officer and Secretary
         Salisbury Bancorp, Inc.
         5 Bissell Street
         Lakeville, CT 06039